Contact

www.linkedin.com/in/susielecker (LinkedIn)

Top Skills

Go-to-Market Strategy
Entrepreneurship
Capital Raising

Languages

French
English

Susie Lecker

Global Executive, Advisor & Speaker
Los Angeles Metropolitan Area

Summary

I am an enthusiastic, authentic and engaged professional, with a growth mindset and a desire to "connect the dots" with ideas that result in unique and differentiated consumer experiences.
I am a highly intuitive and emotionally intelligent executive, skilled in building brand franchises, consumer products licensing, product development, coaching & training, relationship building & management and organization structure. I have deep industry experience in Toys, Entertainment, Fitness and Health, and CPG.

Experience

NavChoices Consulting

President
March 2022 - Present (2 years 8 months)
Los Angeles, California, United States

Your Personal GPS to help make the choices to optimize your journey, personally & professionally.

I work with my clients to create solutions to a diverse set of problems - from clarifying objectives to developing strategy to identifying the tactics and action plans. I also provide strategic guidance on franchise building, and how to launch/optimize licensing and merchandising programs. In parallel, I mentor and guide executives to be conscious, transparent communicators who can lead their teams to success. The blueprints we create together can shape both personal and professional growth, creating a leader's own true 'brand.'

My personal journey has spanned 25 years in marketing and licensed properties throughout consumer packaged goods industries. I know what it takes to develop new products, lead cross functional teams and manage relationships at every level. In this journey, I've learned that being true to myself and my own core values has been the cornerstone in my success in building billion dollar franchises.

If you are in a new or expanded role, setting up your strategic vision or expanding your brand into new and diverse areas, I can help you navigate this journey and the many choices along the way. Together, we will create plans that are ambitious and achievable, and work to ensure clear communication and inspiring leadership to optimize potential at every level.

PCG investors
Advisor
April 2022 - Present (2 years 7 months)
California, United States

PCG Investors partners with emerging values based businesses in healthy living. I am an engaged and active advisor, providing marketing/creative perspective on existing portfolio companies and actively participating and contributing to the evaluation of new investment opportunities.

Playper
Lead Advisor & Investor
January 2022 - Present (2 years 10 months)
California, United States

Playper is an eco-friendly toy company, providing creative play augmented by an AR experience.
As Lead Advisor I leverage my experience in the toy industry to advise on all facets of the business and act as thought partner to the CEO, participating in monthly board meetings to provide perspective on the strategic direction, and executional plans.

BEGiN
Advisor
May 2021 - Present (3 years 6 months)

FitSwoop
CEO & Investor
February 2021 - November 2021 (10 months)
Los Angeles Metropolitan Area

Could not be more thrilled to embark on the journey to create a brand that captures the "Swoopin'" lifestyle & democratizes access to holistic fitness. Our first consumer touchpoint, the FitSwoop App provides freedom, flexibility and access to mental, spiritual and physical fitness experiences - NO membership fees, NO subscription fees, NO guilt, NO recriminations & a friction free experience where you pay-as-you-go. Book something you love or try something new, book classes with friends (yes - multiple bookings at the same time!) or Swoop solo - right now active in Boston, but expanding across the US to all major cities - so no matter where your travels take you - you can see what's available locally to Swoop.

Check out our Website FitSwoop.com, or download the FitSwoop App on Apple or Android.

SRL Consulting
President
February 2020 - February 2021 (1 year 1 month)

Leveraging depth of experience in the Kids entertainment space to optimize potential revenue streams for new content creators.

Spinmaster LLC
EVP Global Licensing
September 2018 - January 2020 (1 year 5 months)
Los Angeles Metropolitan Area

Developed and implemented a strategy for growing the licensed portfolio to ensure a robust pipeline of properties across categories to optimize Spin Master's revenue/share.
Strengthened licensed entertainment partner relationships across all categories/brands with studios, video game, tech companies and Digital content creators.
Lead team pitches, securing and negotiating all inbound licensing deals or renewals for Spin Master.

Mattel, Inc.
EVP Chief Brand Officer, Toybox Division
July 2015 - September 2017 (2 years 3 months)
Los Angeles Metropolitan Area

In this role, I had the honor and privilege to lead an exceptional team of toy designers, packaging designers, marketers, Inventor Relations & and an innovation team on a $1.8 billion portfolio encompassing all Licensed properties and Owned IP (Matchbox, Mattel Games, MegaBlocks, Polly Pocket and others), across 3 campuses (NYC, LA & Montreal). Major wins included winning the Jurassic Park license across key categories, securing extensions to the Cars, WWE and Nickelodeon preschool licenses and developing new content on existing IP and creating new IP founded in content.

Mattel/Mega Brands

SVP - Global Design and Marketing Executive
May 2014 - July 2015 (1 year 3 months)
Montreal

Mattel / Fisher Price
SVP - FP Friends
April 2011 - May 2014 (3 years 2 months)

General Manager of New York city office - heading up design, marketing, engineering for the Fisher Price Friends business, licensed preschool and Thomas.

Mattel
2 years 6 months

Vice President Marketing, Entertainment Brands
October 2010 - April 2011 (7 months)

Vice President, Girls Inc
November 2008 - October 2010 (2 years)

Fisher Price Brands
Vice President International
May 2007 - November 2008 (1 year 7 months)

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Education

York University
BA, Psychology · (1985 - 1988)